Exhibit 99.1

AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2014 Financial Results

Beijing, China – March 9, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

•	Total revenues decreased by 14.1% year-over-year and increased by 7.4% quarter-over-quarter to US$67.5 million.

•	Net revenues decreased by 14.8% year-over-year and increased by 5.8% quarter-over-quarter to US$65.8 million.

•	Net loss attributable to AirMedia’s shareholders was US$11.2 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.18.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$4.2 million.

Fiscal Year 2014 Financial Highlights

•	Total revenues decreased by 7.5% year-over-year to US$255.9 million due to a soft advertising market and AirMedia’s termination of operations of certain unprofitable or low-margin contracts.

•	Net revenues decreased by 7.3% year-over-year to US$252.5 million.

•	Net loss attributable to AirMedia’s shareholders was US$25.7 million. Basic and diluted net loss attributable to AirMedia’s shareholders per ADS were both US$0.43.

•	Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$10.7 million.

“We are excited that we made significant progress on turning around the Company. By January 13, 2015, we have divested two of our three major unprofitable product lines. The divestiture is expected to have an immediately positive effect on the Company’s results of operation in the first quarter of 2015. As for another unprofitable product line, our gas station media network, we intend to perk up this product line by adopting new technology, such as iBeacon, which enables our LED screens to connect with car passengers. With the divestiture and the expected improvement of operation results of the gas station media network, we anticipate our current media business to become profitable and provide steady cash flow to support our business transformation,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“As for our transformation into a leading in-flight and on-train Wi-Fi operator in China, we have obtained a leading position in Wi-Fi service on high speed trains in China, in terms of the number of high-speed trains on which we have concession rights to operate on-train Wi-Fi services. Our ambition, however, goes beyond high-speed trains. We hope that passengers on ordinary trains also have the opportunity to use our Wi-Fi services. We will strive to obtain more concession rights contracts and a leading position in Wi-Fi services on ordinary trains,” continued Mr. Guo. “We have started technical test of Wi-Fi services on ordinary trains operated by Xinjiang Railway Bureau in late January 2015. We expect to install and operate Wi-Fi services on more high-speed trains and ordinary trains in 2015, as well as to start monetizing this unique Wi-Fi gateway and platform.”

“Our new business initiatives are still at the stage with need for further investments. As a result of these investments, our costs and operating expenses have been increasing in the past several quarters, which contributed to the increase in our net loss. However, these investments are necessary and crucial, as Wi-Fi business stands for a huge market and the future of the Company,” Mr. Richard Wu, AirMedia’s chief financial officer, commented.

Fourth Quarter 2014 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2014	% of Total Revenues	Quarter Ended September 30, 2014	% of Total Revenues	Quarter Ended December 31, 2013	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	60,972	90.3%	57,779	91.9%	72,085	91.8%	-15.4%	5.5%
Digital frames in airports	37,367	55.3%	33,971	54.0%	45,444	57.8%	-17.8%	10.0%
Digital TV screens in airports	4,283	6.3%	3,866	6.1%	5,103	6.5%	-16.1%	10.8%
Digital TV screens on airplanes	3,864	5.7%	4,604	7.3%	4,611	5.9%	-16.2%	-16.1%
Traditional media in airports	13,798	20.4%	13,942	22.2%	14,197	18.1%	-2.8%	-1.0%
Other revenues in air travel	1,660	2.6%	1,396	2.3%	2,730	3.5%	-39.2%	18.9%
Gas Station Media Network	2,897	4.3%	2,636	4.2%	4,420	5.6%	-34.5%	9.9%
Other Media	3,668	5.4%	2,449	3.9%	2,076	2.6%	76.7%	49.8%

Total revenues	67,537	100.0%	62,864	100.0%	78,581	100.0%	-14.1%	7.4%

Net revenues	65,794		62,207		77,214		-14.8%	5.8%

Total revenues for the fourth quarter of 2014 reached US$67.5 million, representing a year-over-year decrease of 14.1% from US$78.6 million in the same period one year ago and a quarter-over-quarter increase of 7.4% from US$62.9 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from most product lines. The quarter-over-quarter increase was primarily due to increases in revenues from most product lines other than digital TV screens on airplanes and traditional media in airports.

Revenues from digital frames in airports

Revenues from digital frames in airports for the fourth quarter of 2014 decreased by 17.8% year-over-year and increased by 10.0% quarter-over-quarter to US$37.4 million. The year-over-year decrease was primarily due to a soft advertising market. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the fourth quarter of 2014 decreased by 16.1% year-over-year and increased by 10.8% quarter-over-quarter to US$4.3 million. The year-over-year decrease was primarily due to a soft advertising market and a drop in demand from advertisers as a result of competition from AirMedia’s other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of AirMedia’s digital TV screens. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the fourth quarter of 2014 decreased by 16.2% year-over-year and by 16.1% quarter-over-quarter to US$3.9 million. The year-over-year decrease of revenues from digital TV screens on airplanes was primarily due to a soft advertising market and a decrease in advertisers’ demand for digital TV screens as a result of more choices of in-flight entertainment. The quarter-over-quarter decrease of revenues from digital TV screens on airplanes was primarily due to a decrease in advertisers’ demand for digital TV screens as a result of more choices of in-flight entertainment.

Revenues from traditional media in airports

Revenues from traditional media in airports for the fourth quarter of 2014 decreased by 2.8% year-over-year and by 1.0% quarter-over-quarter to US$13.8 million. The year-over-year decrease was primarily due to a soft advertising market. The quarter-over-quarter decrease was primarily due to the fact that AirMedia stopped taking orders on some media resources at premier locations as a result of expected upgrade of media formats.

Revenues from the gas station media network

Revenues from the gas station media network for the fourth quarter of 2014 decreased by 34.5% year-over-year and increased by 9.9% quarter-over-quarter to US$2.9 million. The year-over-year decrease was primarily due to a soft advertising market. The quarter-over-quarter increase was primarily due to advertisers’ strong demand for AirMedia’s already-installed LED screens in gas stations, as well as advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

As of March 8, 2015, AirMedia operated LED screens in 741 gas stations in 21 cities, compared to 562 gas stations in 15 cities as of November 16, 2014.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media, as well as revenues from the Company’s new business of film distribution. Revenues from other media for the fourth quarter of 2014 increased by 76.7% year-over-year and by 49.8% quarter-over-quarter to US$3.7 million. The year-over-year and quarter-over-quarter increases were primarily due to revenues from film distribution and film investment.

Business tax and other sales tax

Business tax and other sales tax for the fourth quarter of 2014 were US$1.7 million, compared to US$1.4 million in the same period one year ago and US$657,000 in the previous quarter.

Net revenues

Net revenues for the fourth quarter of 2014 reached US$65.8 million, representing a year-over-year decrease of 14.8% from US$77.2 million in the same period one year ago and a quarter-over-quarter increase of 5.8% from US$62.2 million in the previous quarter.

Cost of Revenues

Cost of revenues for the fourth quarter of 2014 was US$61.8 million, which reflected a year-over-year decrease of 4.8% from US$65.0 million and a quarter-over-quarter increase of 3.1% from US$59.9 million in the previous quarter. The year-over-year decrease was primarily due to lower agency fees for third-party advertising agencies in the fourth quarter of 2014, which were partially offset by higher concession fees. The quarter-over-quarter increase was primarily due to higher concession fees in the fourth quarter of 2014. Cost of revenues as a percentage of net revenues in the fourth quarter of 2014 was 94.0%, up from 84.1% in the same period one year ago and down from 96.3% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations, to other media resources owners for placing unipole signs and other outdoors media and to railway bureaus for operating Wi-Fi services on trains.

Concession fees for the fourth quarter of 2014 increased by 1.8% year-over-year and by 5.4% quarter-over-quarter to US$46.5 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the fourth quarter of 2014 was 70.6%, increasing from 59.1% in the same period one year ago and decreasing from 70.9% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased while concession fees increased. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that net revenues increased faster than concession fees in the fourth quarter of 2014.

Gross Profit

Gross profit for the fourth quarter of 2014 decreased by 67.6% year-over-year and increased by 74.7% quarter-over-quarter to US$4.0 million.

Gross profit as a percentage of net revenues for the fourth quarter of 2014 was 6.0%, compared to 15.9% in the same period one year ago and 3.7% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues. The quarter-over-quarter increase in gross profit as a percentage of net revenues was primarily due to the fact that net revenues increased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2014	% of Net Revenues	Quarter Ended September 30, 2014	% of Net Revenues	Quarter Ended December 31, 2013	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	6,465	9.8%	6,022	9.7%	5,465	7.1%	18.3%	7.4%
General and administrative expenses	8,192	12.5%	5,628	9.0%	8,812	11.4%	-7.0%	45.6%

Total operating expenses	14,657	22.3%	11,650	18.7%	14,277	18.5%	2.7%	25.8%

Total operating expenses for the fourth quarter of 2014 were US$14.7 million, which increased 2.7% from US$14.3 million one year ago and increased 25.8% quarter-over-quarter from US$11.7 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the fourth quarter of 2014 were US$91,000, compared to US$425,000 in the same period one year ago and US$92,000 in the previous quarter. The year-over-year decrease was primarily due to the fact most stock options except for some newly granted ones on June 1, 2014 and August 1, 2014, had fully vested.

Selling and marketing expenses for the fourth quarter of 2014 were US$6.5 million. This represented a year-over-year increase of 18.3% from US$5.5 million and a quarter-over-quarter increase of 7.4% from US$6.0 million in the previous quarter. The year-over-year and quarter-over-quarter increases were primarily due to higher marketing expenses.

General and administrative expenses for the fourth quarter of 2014 were US$8.2 million, including share-based compensation expenses of US$91,000. This represented a year-over-year decrease of 7.0% from US$8.8 million in the same period one year ago and a quarter-over-quarter increase of 45.6% from US$5.6 million in the previous quarter. The year-over-year decrease was primarily due to lower staff expenses which were partially offset by higher bad-debt provisions and higher expenses of office and utilities. The quarter-over-quarter increase was primarily due to higher bad-debt provisions.

Loss/Income from Operations

Loss from operations for the fourth quarter of 2014 was US$10.7 million, compared to loss from operations of US$2.0 million in the same period one year ago and loss from operations of US$9.4 million in the previous quarter. Loss from operations as a percentage of net revenues for the fourth quarter of 2014 was negative 16.2%, compared to negative 2.6% in the same period one year ago and negative 15.1% in the previous quarter.

Income Tax Expenses/Benefits

Income tax expenses for the fourth quarter of 2014 were US$3.1 million, compared to income tax benefits of US$1.8 million in the same period one year ago and income tax benefits of US$597,000 in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the fourth quarter of 2014 was US$11.2 million, compared to net income attributable to AirMedia’s shareholders of US$1.5 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$5.5 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2014 was US$0.18, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2014 was US$0.18, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP), which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$4.2 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of US$4.7 million in the same period one year ago and adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of a loss of US$2.4 million in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Fiscal Year 2014 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2014	% of Total Revenues	Year ended December 31, 2013	% of Total Revenues	Y/Y Growth rate
Air Travel Media Network	231,143	90.3%	256,644	92.8%	-9.9%
Digital frames in airports	138,527	54.1%	152,346	55.1%	-9.1%
Digital TV screens in airports	13,286	5.2%	14,110	5.1%	-5.8%
Digital TV screens on airplanes	16,212	6.3%	16,160	5.8%	0.3%
Traditional media in airports	56,723	22.2%	64,845	23.5%	-12.5%
Other revenues in air travel	6,395	2.5%	9,183	3.3%	-30.4%
Gas Station Media Network	11,164	4.4%	12,726	4.6%	-12.3%
Other Media	13,564	5.3%	7,146	2.6%	89.8%

Total revenues	255,871	100.0%	276,516	100.0%	-7.5%

Net revenues	252,481		272,266		-7.3%

Total revenues for the fiscal year 2014 were US$255.9 million, representing a year-over-year decrease of 7.5% from US$276.5 million in fiscal year 2013. The year-over-year decrease was primarily due to the decreases in revenues from most of product lines other than other media, gas station media network and digital TV screens on airplanes.

Revenues from digital frames in airports

Revenues from digital frames in airports for fiscal year 2014 decreased by 9.1% year-over-year to US$138.5 million from US$152.3 million in fiscal year 2013 primarily due to a soft advertising market.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for fiscal year 2014 decreased by 5.8% year-over-year to US$13.3 million due to a soft advertising market and a drop in demand from advertisers as a result of competition from AirMedia’s other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of AirMedia’s digital TV screens.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for fiscal year 2014 were US$16.2 million which remained relatively unchanged from fiscal year 2013.

Revenues from traditional media in airports

Revenues from traditional media in airports for fiscal year 2014 decreased by 12.5% year-over-year to US$56.7 million. The year-over-year decrease was due to a soft advertising market and the fact that AirMedia decided not to continue the billboards and painted advertisements on the gate bridges of Terminal 3 in Beijing Airport after the relevant concession rights expired in May and July 2013.

Revenues from the gas station media network

Revenues from the gas station media network for fiscal year 2014 were US$11.2 million, which decreased 12.3% from fiscal year 2013.

Revenues from other media

Revenues from other media for fiscal year 2014 increased by 89.8% year-over-year to US$13.6 million primarily due to revenues from film distribution.

Business tax and other sales tax

Business tax and other sales tax for fiscal year 2014 was US$3.4 million, representing a year-over-year decrease of 20.2% from US$4.3 million in fiscal year 2013.

Net revenues

Net revenues for fiscal year 2014 were US$252.5 million, representing a year-over-year decrease of 7.3% from US$272.3 million in fiscal year 2013.

Cost of Revenues

Cost of revenues for fiscal year 2014 was US$235.8 million, representing a year-over-year decrease of 3.6% from US$244.7 million in fiscal year 2013, primarily due to a decrease in concession fees and a decrease in agency fees for third-party advertising agencies. Cost of revenues as a percentage of net revenues in fiscal year 2014 increased to 93.4% from 89.9% in fiscal year 2013. Concession fees for fiscal year 2014 were US$175.7 million, representing a year-over-year decrease of 2.9% from US$181.0 million in fiscal year 2013, primarily due to a decrease in concession fees of certain unprofitable or low-margin contracts which AirMedia didn’t renew after expiration, which was partially offset by an increase in concession fees of some newly signed concession rights contracts. Concession fees as a percentage of net revenues in fiscal year 2014 increased to 69.6% from 66.5% in fiscal year 2013 primarily due to the fact that net revenues decreased faster than concession fees in 2014.

Gross Profit

Gross profit for fiscal year 2014 was US$16.6 million, representing a year-over-year decrease of 39.7% from US$27.6 million in fiscal year 2013.

Gross profit as a percentage of net revenues for fiscal year 2014 was 6.6%, down from 10.1% in fiscal year 2013. The decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2014	% of Net Revenues	Year ended December 31, 2013	% of Net Revenues	Y/Y Growth rate
Selling and marketing expenses	25,067	9.9%	20,069	7.4%	24.9%
General and administrative expenses	26,337	10.4%	25,723	9.4%	2.4%

Total operating expenses	51,404	20.3%	45,792	16.8%	12.3%

Total operating expenses for fiscal year 2014 were US$51.4 million, representing a year-over-year increase of 12.3% from US$45.8 million in fiscal year 2013.

Share-based compensation expenses included in the total operating expenses for fiscal year 2014 were US$1.4 million, compared to US$1.3 million in fiscal year 2013.

Selling and marketing expenses for fiscal year 2014 were US$25.1 million, which included US$144,000 of share-based compensation expenses, increasing 24.9% year-over-year from US$20.1 million in fiscal year 2013, primarily due to higher marketing expenses and higher expenses related to the Company’s direct sales force.

General and administrative expenses for fiscal year 2014 were US$26.3 million, which included US$1.2 million of share-based compensation expenses, increasing 2.4% year-over-year from US$25.7 million in fiscal year 2013, primarily due to higher bad-debt provisions and higher expenses of office and equipments, which were partially offset by lower other expenses, lower professional fees and lower staff expenses.

Loss/Income from Operations

Loss from operations for fiscal year 2014 was US$34.8 million, compared to loss from operations of US$18.2 million in fiscal year 2013. Loss from operations as a percentage of net revenues for fiscal year 2014 was negative 13.8%, compared to negative 6.7% in fiscal year 2013.

Income Tax Expenses/Benefits

Income tax expenses for fiscal year 2014 were US$430,000, compared to income tax benefits of US$1.7 million from fiscal year 2013.

Net Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for fiscal year 2014 was US$25.7 million, compared to net loss attributable to AirMedia’s shareholders of US$10.6 million in fiscal year 2013. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2014 was US$0.43, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.18 in fiscal year 2013. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2014 was US$0.43, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.18 in fiscal year 2013.

Adjusted EBITDA Attributable to AirMedia’s Shareholders

Adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2014, which is EBITDA attributable to AirMedia’s shareholders excluding share-based compensation expenses, was a loss of US$10.7 million, compared to adjusted EBITDA attributable to AirMedia’s shareholders (non-GAAP) of US$9.4 million in fiscal year 2013.

Please refer to the attached table captioned “Reconciliation of GAAP Net Loss to Adjusted EBITDA” for a reconciliation of net loss under U.S. GAAP to adjusted EBITDA (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$99.6 million as of December 31, 2014, compared to US$113.0 million as of December 31, 2013.

Other Recent Developments

In February 2015, AirMedia renewed its concession rights contract with JCDecaux Momentum Shanghai Airport Advertising Co., Ltd. to continue to operate digital media in Shanghai Pudong International Airport and Hongqiao International Airport until February 2018.

On January 20, 2015, AirMedia commenced operations of one mega-size LED screen above the exit of the parking lot of Hangzhou Xiaoshan International Airport.

On January 13, 2015, AirMedia announced that it had reached agreements with two media companies to divest its TV-attached digital frames and airport digital TV screens business, two unprofitable product lines, to enhance its profitability.

On January 13, 2015, AirMedia commenced operations of digital TV screens on the airplanes operated by Xiamen Airlines.

On December 16, 2014, AirMedia commenced operations of three mega-size LED screens at Terminal 2 of Beijing Capital International Airport.

Business Outlook

AirMedia currently expects its net revenues for the first quarter of 2015 to range from US$53.0 million to US$56.0 million, representing a year-over-year decrease of 15.9% to 11.1% from the same period in 2014 and a quarter-over-quarter decrease of 19.4% to 14.9% from the previous quarter. The year-over-year decrease was primarily due to AirMedia’s divestiture of its TV-attached digital frames and digital TV screens in airports, as well as a soft advertising market.

AirMedia currently expects its concession fees to be approximately US$45.0 million in the first quarter of 2015, representing a quarter-over-quarter decrease of 3.1% from the previous quarter.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended December 31, 2014		Quarter Ended September 30, 2014		Quarter Ended December 31, 2013		Y/Y Growth Rate	Q/Q Growth Rate	Year Ended December 31, 2014		Year Ended December 31, 2013		Y/Y Growth rate
Digital frames in airports
Number of airports in operation		28		26		31	-9.7%	7.7%		28		31	-9.7%
Number of time slots available for sale (2)		45,740		43,984		36,146	26.5%	4.0%		163,240		141,922	15.0%
Number of time slots sold (3)		13,742		12,991		16,275	-15.6%	5.8%		52,238		56,010	-6.7%
Utilization rate (4)		30.0%		29.5%		45.0%	-15.0%	0.5%		32.0%		39.5%	-7.5%
Average advertising revenue per time slot sold (5)	US$	2,719	US$	2,615	US$	2,792	-2.6%	4.0%	US$	2,652	US$	2,720	-2.5%
Digital TV screens in airports
Number of airports in operation		26		26		31	-16.1%	0.0%		31		31	0.0%
Number of time slots available for sale (1)		16,823		16,823		16,823	0.0%	0.0%		66,743		66,994	-0.4%
Number of time slots sold (3)		4,497		7,147		6,946	-35.3%	-37.1%		21,174		19,452	8.9%
Utilization rate (4)		26.7%		42.5%		41.3%	-14.6%	-15.8%		31.7%		29.0%	2.7%
Average advertising revenue per time slot sold (5)	US$	952	US$	541	US$	735	29.5%	76.0%	US$	627	US$	725	-13.5%
Digital TV screens on airplanes
Number of airlines in operation		7		7		7	0.0%	0.0%		7		7	0.0%
Number of time slots available for sale (1)		405		409		373	8.6%	-1.0%		1,628		1,486	9.6%
Number of time slots sold (3)		146		153		143	2.1%	-4.6%		558		527	5.9%
Utilization rate (4)		36.0%		37.4%		38.3%	-2.3%	-1.4%		34.3%		35.5%	-1.2%
Average advertising revenue per time slot sold (5)	US$	26,466	US$	30,092	US$	32,245	-17.9%	-12.0%	US$	29,054	US$	30,662	-5.2%
Traditional Media in airports
Numbers of locations available for sale (6)		995		981		1,004	-0.9%	1.4%		3,952		3,849	2.7%
Numbers of locations sold (7)		452		476		632	-28.5%	-5.0%		1,972		2,316	-14.9%
Utilization rate (8)		45.4%		48.5%		62.9%	-17.5%	-3.1%		49.9%		60.2%	-10.3%
Average advertising revenue per location sold (9)	US$	30,527	US$	29,290	US$	22,469	35.9%	4.2%	US$	28,764	US$	27,999	2.7%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the fourth quarter 2014 earnings at 8:00 PM U.S. Eastern Time on March 9, 2015 (5:00 PM U.S. Pacific Time on March 9, 2015; 8:00 AM Beijing/Hong Kong time on March 10, 2015). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

Hong Kong: +852 800 906 601

International: +65 6723 9381

China: +86 400 620 8038

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on March 9, 2015 and 11:59 p.m. on March 16, 2014, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +61 2 8199 0299

Pass code: 86875733

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. EBITDA is being used as a non-GAAP measurement in evaluating the operating performance. EBITDA consists of net (loss)/income attributable to AirMedia Group Inc.’s shareholders before interest income, interest expense (if any), income tax expense/(benefit), depreciation, and amortization of acquired intangible assets.

Adjusted EBITDA represents EBITDA adjusted for share-based compensation. Our management believes that the use of adjusted EBITDA eliminates items that, management believes, have less bearing on our operating performance, thereby highlighting trends in our core business which may not otherwise be apparent.

EBITDA is used by AirMedia’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that EBITDA measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the EBITDA measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates stand-alone digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	December 31, 2014	December 31, 2013
ASSETS:
Current assets:
Cash	67,437	59,652
Restricted cash	14,395	10,366
Short-term investments	17,729	42,949
Accounts receivable, net	84,993	107,529
Notes receivable	2,673	1,901
Prepaid concession fees	31,035	29,307
Amount due from related parties	3,322	187
Other current assets	25,620	20,437
Deferred tax assets—current	1,585	2,776
Held-for-sale assets	1,087	—

Total current assets	249,876	275,104

Prepaid property and equipment costs	45,176	49,415
Property and equipment, net	50,329	36,084
Long-term deposits	20,300	20,497
Deferred tax assets—non-current	13,932	11,755
Long-term investments	9,049	7,829
Intangible assets, net	807	1,446
Other non-current assets	6,128	661

Total assets	395,597	402,791

LIABILITIES AND EQUITY:
Current liabilities:
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and nil as of December 31, 2013 and December 31, 2014, respectively)	3,000	—
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $75,182 and $88,430 as of December 31, 2013 and December 31, 2014, respectively)	94,933	81,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $8,016 and $9,629 as of December 31, 2013 and December 31, 2014, respectively)	11,498	10,883
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $17,374 and $13,517 as of December 31 2013 and December 31, 2014, respectively)	13,523	17,380
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $455 and $963 as of December 31, 2013 and December 31, 2014, respectively)	1,522	1,667
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $790 as of December 31, 2013 and December 31, 2014, respectively)	790	—

Total current liabilities	125,266	111,087

Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. nil and $1,257 as of December 31, 2013 and September 30, 2014, respectively)	1,257	—
Deferred tax liability—non-current (including deffered tax liability-non-current of the consolidated variable interest entities variable interest entities without recourse to AirMedia Group Inc.$361 and $202 as of December 31, 2013 and December 31, 2014,respectively)	202	361

Total liabilities	126,725	111,448

Equity
Ordinary shares	128	128
Additional paid-in capital	323,167	313,912
Treasury stock	(9,236)	(9,860)
Statutory reserves	11,381	10,968
Accumulated deficits	(110,519)	(84,411)
Accumulated other comprehensive income	33,815	40,229

Total AirMedia Group Inc.’s shareholders’ equity	248,736	270,966

Noncontrolling interests	20,136	20,377

Total equity	268,872	291,343

Total liabilities and equity	395,597	402,791

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenues	67,537	62,864	78,581	255,871	276,516
Business tax and other sales tax	(1,743)	(657)	(1,367)	(3,390)	(4,250)

Net revenues	65,794	62,207	77,214	252,481	272,266
Cost of revenues	61,818	59,931	64,956	235,835	244,673

Gross profit	3,976	2,276	12,258	16,646	27,593
Operating expenses:
Selling and marketing *	6,465	6,022	5,465	25,067	20,069
General and administrative *	8,192	5,628	8,812	26,337	25,723

Total operating expenses	14,657	11,650	14,277	51,404	45,792

Loss from operations	(10,681)	(9,374)	(2,019)	(34,758)	(18,199)
Interest income, net	20	298	365	1,340	1,213
Other income, net	329	834	754	2,214	3,822

Loss before income taxes	(10,332)	(8,242)	(900)	(31,204)	(13,164)
Income tax (expenses)/benefits	(3,114)	597	1,805	(430)	1,713

Net (loss)/income before net income of equity method investments	(13,446)	(7,645)	905	(31,634)	(11,451)
Net income/(loss) of equity method investments	10	(36)	(4)	(192)	(69)

Net (loss)/income	(13,436)	(7,681)	901	(31,826)	(11,520)

Less: Net (loss) attributable to noncontrolling interests	(2,232)	(2,143)	(557)	(6,131)	(894)

Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	(11,204)	(5,538)	1,458	(25,695)	(10,626)

Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.09)	(0.05)	0.01	(0.22)	(0.09)
Diluted	(0.09)	(0.05)	0.01	(0.22)	(0.09)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.18)	(0.10)	0.02	(0.43)	(0.18)
Diluted	(0.18)	(0.10)	0.02	(0.43)	(0.18)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share—basic	119,593,908	119,247,547	119,517,056	119,304,773	120,386,635
Weighted average ordinary shares outstanding used in computing net loss per ordinary share—diluted	119,593,908	119,247,547	119,540,735	119,304,773	120,386,635
* Share-based compensation charges included are as follow:
Selling and marketing	—	—	—	144	—
General and administrative	91	92	425	1,215	1,251

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands)

	Three Months Ended			Year Ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net (loss)/income	(13,436)	(7,681)	901	(31,826)	(11,520)
Other comprehensive (loss)/income	(2,924)	3,045	3,075	(6,874)	7,582

Comprehensive (loss)/income	(16,360)	(4,636)	3,976	(38,700)	(3,938)
Less: comprehensive (loss) attributable to the noncontrolling interest	(2,465)	(1,898)	(404)	(6,591)	(593)

Comprehensive (loss)/income attributable to AirMedia Group Inc.’s shareholders	(13,895)	(2,738)	4,380	(32,109)	(3,345)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP ADJUSTED EBITDA

(In U.S. dollars in thousands)

	Three Months Ended			Year ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders (GAAP)	(11,204)	(5,538)	1,458	(25,695)	(10,626)
Interest income, net	(20)	(298)	(365)	(1,340)	(1,213)
Income tax expense/(benefit)	3,114	(597)	(1,805)	430	(1,713)
Depreciation	3,758	3,876	4,772	13,925	20,899
Amortization of acquired intangible assets	72	72	235	606	837

EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(4,280)	(2,485)	4,295	(12,074)	8,184

Share-based compensation	91	92	425	1,359	1,251

Adjusted EBITDA attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(4,189)	(2,393)	4,720	(10,715)	9,435